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SEC FILE NUMBER
000-27598

CUSIP NUMBER
462684101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Iridex Corporation

Full Name of Registrant

Former Name if Applicable
1212 Terra Bella Avenue

Address of Principal Executive Office (Street and Number)
Mountain View, CA 94043

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the “1st Quarter Form 10-Q”) by the prescribed due date of May 15, 2007 without unreasonable effort and expense because it is still obtaining the necessary financial information related to the Registrant’s acquisition of the aesthetics business of Laserscope, a California corporation, a wholly owned subsidiary of American Medical Systems, Inc., a Delaware corporation, which was completed on January 16, 2007. The information is necessary to allow the Company to properly account for the acquisition and to make the appropriate financial statement disclosures, including providing pro forma financial information. Management continues to work diligently to obtain the necessary financial information, and the Registrant will file the 1st Quarter Form 10-Q as soon as possible, but does not expect to file it on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Meryl Rains	(650)	962-8848
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the asset acquisition discussed in Part III above, the Registrant believes that there will be a significant change in its results of operations from the corresponding period of the last fiscal year. However, as the Registrant is still obtaining the necessary financial information related to the acquisition, it is not possible at this time to provide a reasonable estimate of the change in results of operations from the corresponding period of the last fiscal year.

Iridex Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Meryl Rains

Meryl Rains
Vice President and Chief Financial Officer